SUB-ITEM 77I:  TERMS OF NEW OR AMENDED SECURITIES

During the fiscal year ended May 31, 2010, the Board of Trustees of registrant authorized and established Class C and Class I shares of beneficial interest, no par value, of Stadion Managed Portfolio and Stadion Core Advantage Portfolio (each a “Portfolio” and, collectively, the “Portfolios”), two series of registrant.  The registrant first issued and began to publicly offer Class C shares of each Portfolio on October 1, 2009 and Class R shares of each Portfolio on May 28, 2010.  Shares of each Portfolio are freely redeemable and transferable.  Each share of a Portfolio represents an equal proportionate interest in the assets and liabilities belonging to that Portfolio and is entitled to such dividends and distributions out of the income of that Portfolio as are declared by the Trustees.  The shares do not have cumulative voting rights or any preemptive or conversion rights, and the Trustees have the authority from time to time to divide or combine the shares of a Portfolio into a greater or lesser number of shares, provided that the proportionate beneficial interests of shareholders in the assets of that Portfolio are in no way affected.  No shareholder is liable to further calls or to assessment by the Portfolios without his express consent.

Shares of each Portfolio have equal voting and liquidation rights.  When matters are submitted to shareholders for a vote, each shareholder is entitled to one vote for each full share owned and fractional votes for fractional shares owned.  Shareholders of all Classes of a Portfolio will vote together and not separately, except as otherwise required by law or when the Board of Trustees determines that the matter to be voted upon affects only the interests of the shareholders of a particular Class.  The Portfolios are not required to hold annual meetings of shareholders.  In the event of liquidation, the holders of shares of a Portfolio will be entitled to receive as a class a distribution out of the assets, net of the liabilities, belonging to that Portfolio.

There are currently three (3) Classes of shares of each Portfolio — Class A, Class C and Class I.  Each Class of shares of a Portfolio represents an interest in the same assets of that Portfolio, have the same rights and is identical in all material respects except that (1) the Classes bear differing levels of sales loads and distribution fees; (2) certain other Class specific expenses may be borne solely by the Class to which such expenses are attributable; (3) each Class has exclusive voting rights with respect to matters relating to its own distribution arrangements; and (4) Class I shares require a higher minimum initial investment.  The Board of Trustees of registrant may classify and reclassify the shares of a Portfolio into additional classes of shares at a future date.